

March 5, 2014

Via E-mail
Joseph Mangiapane, Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Boulevard, First Floor
Irvine, CA 92612

      **Re:    Rubicon Financial Incorporated**
              **Form 10-K for Fiscal Year Ended December 31, 2012**
              **Filed March 29, 2013**
              **File No. 000-29315**

Dear Mr. Mangiapane:

      We have reviewed your response dated January 10, 2014 and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

1.     We note your response to prior comment 11 and we note from the disclosure contained in Item 9B of your Form 10-K that Ms. McPherson resigned from her NCS positions in March 2013. Please provide a more detailed explanation of your determination not to include Ms. McPherson in the summary compensation table.

      Please contact Michael Seaman at (202) 551-3366 with any questions.

                           Sincerely,

                           /s/ Michael Seaman for

                           Suzanne Hayes
                           Assistant Director